Free Writing Prospectus pursuant to Rule 433 dated October 16, 2025

Registration Statement No. 333-283781

Lexeo Therapeutics Announces Proposed Offering of Common Stock and Pre-Funded Warrants

NEW YORK, October 16, 2025 (GLOBE NEWSWIRE) — Lexeo Therapeutics, Inc. (Nasdaq: LXEO) (the “Lexeo”), a clinical stage genetic medicine company dedicated to pioneering novel treatments for cardiovascular diseases, today announced that it has commenced an underwritten public offering and concurrent private placement of shares of its common stock and, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of its common stock. In addition, Lexeo intends to grant the underwriters a 30-day option to purchase additional shares of its common stock. All of the shares of common stock and pre-funded warrants to be sold in the proposed offering will be sold by Lexeo.

Concurrent with the proposed public offering, Lexeo intends to sell shares of its common stock, and, in lieu of common stock, pre-funded warrants to purchase shares of its common stock, to Balyasny Asset Management in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, subject to consummation of the proposed public offering and other customary conditions. However, the consummation of the proposed public offering is not contingent on the consummation of the concurrent private placement.

The proposed public offering and concurrent private placement are subject to market and other conditions, and there can be no assurance as to whether or when the proposed public offering and concurrent private placement may be completed, or as to the actual size or terms of the proposed public offering and concurrent private placement.

Leerink Partners, Cantor, Stifel and Oppenheimer & Co. are acting as joint book-running managers for the proposed public offering. Baird is acting as lead manager for the proposed public offering.

The proposed public offering is being made pursuant to a Registration Statement on Form S-3, including a base prospectus, previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). The proposed public offering is being made only by means of a prospectus supplement and an accompanying prospectus that forms a part of the Registration Statement. Lexeo will file a preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the proposed public offering, copies of which can be accessed for free through the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed public offering may also be obtained from: Leerink Partners LLC, Syndicate

Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by emailing syndicate@leerink.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at (415) 364-2720 or by emailing syndprospectus@stifel.com; or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com.

The shares of common stock, and pre-funded warrants to purchase shares of common stock, to be sold in the concurrent private placement have not been registered under the Securities Act or under any state securities laws and, unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of any such state or jurisdiction.

About Lexeo Therapeutics

Lexeo Therapeutics is a New York City-based, clinical stage genetic medicine company dedicated to reshaping heart health by applying pioneering science to fundamentally change how cardiovascular diseases are treated. Lexeo is advancing a portfolio of therapeutic candidates that take aim at the underlying genetic causes of conditions, including LX2006 in Friedreich ataxia (FA) cardiomyopathy, LX2020 in plakophilin-2 (PKP2) arrhythmogenic cardiomyopathy, and others in devastating diseases with high unmet need.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to those related to the completion, timing, and size of the proposed public offering and concurrent private placement and our intent to grant the underwriters a 30-day option to purchase additional shares of its common stock in the proposed public offering. While Lexeo believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements. These forward-looking statements are based upon current information available to the company as well as certain estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in Lexeo’s filings with the U.S. Securities and Exchange Commission (SEC)), many of which are beyond the company’s control and subject to change. Actual results could be materially different from those indicated by such forward-looking statements as a result of many factors, including but not limited to: whether or not we will be able to raise capital through the sale of securities or consummate the offering; the final terms of the offering; the satisfaction of customary closing conditions; prevailing market conditions; general economic and market conditions as well as geopolitical developments; and other risks and uncertainties which may be found in the section entitled “Risk Factors” in documents that we file from time to time with the Securities and Exchange Commission, including Lexeo’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and the registration statement and the preliminary prospectus supplement relating to the proposed public offering. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Lexeo claims the protection of the Safe Harbor contained in the Private Securities Litigation Reform Act of 1995 for forward-looking statements. Lexeo expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Media Response:

Media@lexeotx.com

Investor Response:

Carlo Tanzi, Ph.D.

ctanzi@kendallir.com